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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------
                              JACKSON HEWITT INC.
                           (Name of Subject Company)
                              HJ ACQUISITION CORP.
                                HFS INCORPORATED
                                   (Bidders)
                            ------------------------
                          COMMON STOCK, $.02 PAR VALUE
                         (Title of Class of Securities)
                                  468201-10-8
                     (CUSIP Number of Class of Securities)

                             JAMES E. BUCKMAN, ESQ.
                                HFS INCORPORATED
                                  6 SYLVAN WAY
                          PARSIPPANY, NEW JERSEY 07054
                                 (973) 428-9700
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on behalf of Bidders)
                                    COPY TO:
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 735-3000
                            ------------------------
                               NOVEMBER 19, 1997
        (Date of Event Which Requires Filing Statement on Schedule 13D)

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION* $483,865,288            AMOUNT OF FILING FEE $96,773.06

* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 7,115,666 shares of common stock, $.02 par value (the "Shares"), of Jackson Hewitt Inc. (the "Company"), at a price per Share of $68.00 in cash (the "Offer Price"). Such number of Shares represents all the Shares outstanding as of November 19, 1997, plus 440,684 Shares issuable upon the exercise of outstanding employee stock options, and up to 10,000 Shares which may be issued upon exercise of outstanding warrants.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
    Amount Previously Paid: None
    Form or Registration No.: N/A
    Filing Party: N/A
    Date Filed: N/A
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                               Page 1 of 10 Pages
                       Exhibit Index is located on Page 9

  CUSIP NO. 468201-10-8                                             14D-1 AND 13D

           Names of Reporting Persons
   1.      S.S. or I.R.S. Identification Nos. of Above Persons
           HJ Acquisition Corp.

                                                                                        (a) / /
   2.      Check the Appropriate Box if a Member of a Group                             (b) / /

   3.      SEC Use Only

           Source of Funds
   4.      AF

           Check Box if Disclosure of Legal Proceedings is Required Pursuant to             / /
   5.      Items 2(e) or 2(f)

           Citizenship or Place of Organization
   6.      Virginia

           Aggregate Amount Beneficially Owned By Each Reporting Person*
   7.      2,143,924

   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares             / /

           Percent of Class Represented By Amount in Row (7)*
   9.      Approximately 25.8% of the Shares outstanding on a fully diluted basis as of November 19, 1997

           Type of Reporting Person
   10.     CO

*   See footnote on following page.

  CUSIP NO. 468201-10-8                                             14D-1 AND 13D

           Names of Reporting Person
   1.      S.S. or I.R.S. Identification No. of Above Persons
           HFS Incorporated

                                                                                        (a) / /
   2.      Check the Appropriate Box if a Member of a Group                             (b) / /

   3.      SEC Use Only

           Source of Funds
   4.      WC, BK
           Check Box if Disclosure of Legal Proceedings is Required Pursuant to             / /
   5.      Items 2(e) or 2(f)

           Citizenship or Place of Organization
   6.      Delaware

           Aggregate Amount Beneficially Owned By Each Reporting Person*
   7.      2,143,924

   8.      Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares             / /

           Percent of Class Represented By Amount in Row (7)*
   9.      Approximately 25.8% of the Shares outstanding on a fully diluted basis as of November 19, 1997

           Type of Reporting Person
   10.     CO

* On November 19, 1997, in connection with the Merger Agreement, HFS Incorporated ("Parent") and HJ Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stock Option Agreement (the "Stock Option Agreement") pursuant to which, among other things, the Company granted the Purchaser an irrevocable option to purchase up to 1,326,331 Shares at a price of $68.00 per Share payable in cash, upon the occurrence of certain conditions specified therein. The Stock Option Agreement is described more fully in Section 12--Purpose of the Offer, Merger, Merger Agreement and Other Transaction Agreements" of the Offer to Purchase dated November 25, 1997 (the "Offer to Purchase").

    In addition, on November 19, 1997, Parent and the Purchaser entered into Shareholders Agreements (collectively, the "Shareholders Agreements"), with each of the Company's directors and executive officers and with a shareholder of the Company (collectively, the "Selling Shareholders") who beneficially own an aggregate of 817,593 Shares, of which 316,074 Shares are issuable upon exercise of stock options. Pursuant to the Shareholders Agreements, among other things, the Selling Shareholders have agreed to tender their Shares in the Offer (including any Shares that are issued upon exercise of their stock options prior to the expiration of the Offer). The Shareholders Agreements are described more fully in Section 12--"Purpose of the Offer, Merger, Merger Agreement and Other Transaction Agreements" of the Offer to Purchase.

                                  TENDER OFFER

    This Tender Offer Statement on Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $.02 per share (the "Shares"), of Jackson Hewitt Inc., a Virginia corporation, at $68.00 per Share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase, dated November 25, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by Parent and the Purchaser of beneficial ownership of the Shares subject to the Stock Option Agreement and the Shareholders Agreements. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Jackson Hewitt Inc., a Virginia corporation (the "Company"). The address of the Company's principal executive offices is 4575 Bonney Road, Virginia Beach, VA 23462.

    (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6--"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Statement is filed by the Purchaser and Parent. The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

    (e)-(f) During the last five years, neither of the Purchaser Entities (as defined in the Offer to Purchase) nor, to their knowledge, any of the persons listed in Schedule I (Directors and Executive Officers) to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT
  COMPANY.

    (a)-(b) The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth in Section 10--"Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
  BIDDERS.

    (a)-(g) The information set forth in the Introduction, in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth in the Introduction and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in the Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the Introduction, in Section 16--"Fees and Expenses" and in Section 17--"Miscellaneous" of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth in Section 9--"Certain Information Concerning the Purchaser and Parent," of the Offer to Purchase, including the financial statements and related notes thereto incorporated by reference in Section 9, is incorporated herein by reference.

    The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth under Introduction, in Section 9--"Certain Information Concerning the Purchaser and Parent," in Section 11--"Background of the Offer; Contacts with the Company," and in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" of the Offer to Purchase is incorporated herein by reference.

    (b)-(c) The information set forth in Section 12--"Purpose of the Offer, Merger, Merger Agreement and the Other Transaction Agreements" and in Section 15--"Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7--"Effect of the Offer on the Market for the Shares; Nasdaq Quotation and Exchange Act Registration" of the Offer to Purchase is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offer to Purchase, dated November 25, 1997.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(7)     Form of Summary Advertisement, dated November 25, 1997.

(a)(8)     Text of Press Release, dated November 19, 1997.

(a)(9)     Text of Press Release, dated November 25, 1997.

(b)(1)     364-Day Competitive Advance and Revolving Credit Agreement dated as of October 2,
           1996 among Parent and the Lenders referred to therein and The Chase Manhattan Bank, as Administrative Agent (the "364-Day Revolving Credit Agreement") (Incorporated by
           reference to Parent's Current Report on Form 8-K dated October 15, 1996, Exhibit
           10.1).

(b)(2)     Five Year Competitive Advance and Revolving Credit Agreement dated as of October 2,
           1996 among Parent and the Lenders referred to therein and The Chase Manhattan Bank, as Administrative Agent (the "Five Year Revolving Credit Agreement") (Incorporated
           by reference to Parent's Current Report on Form 8-K dated October 15, 1996, Exhibit
           10.2).

(b)(2)(i)  First Amendment, dated as of January 28, 1997, to the Five Year Revolving Credit
           Agreement and the 364-Day Revolving Credit Agreement.

(b)(2)(ii) Second Amendment, dated as of September 18, 1997, to the Five Year Revolving Credit
           Agreement and the 364-Day Revolving Credit Agreement (Incorporated by reference to
           Parent's Current Report on Form 10-Q dated November 14, 1997, Exhibit 10.1).

(b)(3)     Amended and Restated $500 Million Credit Agreement, dated as of November 19, 1997, by and between Parent and The Chase Manhattan Bank (Incorporated by reference to
           Parent's Current Report on Form 8-K dated November 25, 1997, Exhibit 10.2).

(c)(1)     Agreement and Plan of Merger, dated as of November 19, 1997, by and among Parent, the Purchaser and the Company.

(c)(2)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Keith E. Alessi.

(c)(3)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry W. Buckley.

(c)(4)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Christopher Drake.

(c)(5)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Harry S. Gruner.

(c)(6)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and JMI Equity Fund, L.P.

(c)(7)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and William P. Veillette.

(c)(8)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Ann Santomas.

(c)(9)     Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Leslie Ann Wood.

(c)(10)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Michael E. Julian, Jr.

(c)(11)    Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and Martin B. Mazer.

(c)(12)    Confidentiality and Nondisclosure Agreement, dated September 22, 1997, by and between Parent and the Company.

(c)(13)    Stock Option Agreement, dated as of November 19, 1997, by and among Parent, the
           Purchaser and the Company.

(c)(14)    Employment Agreement, dated as of November 19, 1997, between Jackson Hewitt Inc.
           and Keith E. Alessi.

(c)(15)    Employment Agreement, dated as of November 24, 1997, between Jackson Hewitt Inc.
           and Harry W. Buckley.

(d)        None.

(e)        Not applicable.

(f)        None.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 1997

                                HJ ACQUISITION CORP.

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title:  Senior Executive Vice President &
                                       General Counsel

                                HFS INCORPORATED

                                BY:             /S/ JAMES E. BUCKMAN
                                     -----------------------------------------
                                Name: James E. Buckman
                                Title:  Senior Executive Vice President &
                                       General Counsel

                                 EXHIBIT INDEX

   EXHIBIT
-----------

    (a)(1)   Offer to Purchase, dated November 25, 1997.

    (a)(2)   Letter of Transmittal.

    (a)(3)   Notice of Guaranteed Delivery.

    (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

    (a)(6)   Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

    (a)(7)   Form of Summary Advertisement, dated November 25, 1997.

    (a)(8)   Text of Press Release, dated November 19, 1997.

    (a)(9)   Text of Press Release, dated November 25, 1997.

    (b)(1)   364-Day Competitive Advance and Revolving Credit Agreement dated as of October 2, 1996 among Parent and the Lenders referred to therein and The Chase Manhattan Bank, as Administrative Agent (the "364-Day
             Revolving Credit Agreement") (Incorporated by reference to Parent's Current Report on Form 8-K dated
             October 15, 1996, Exhibit 10.1).

    (b)(2)   Five Year Competitive Advance and Revolving Credit Agreement dated as of October 2, 1996 among Parent and the Lenders referred to therein and The Chase Manhattan Bank, as Administrative Agent (the "Five
             Year Revolving Credit Agreement") (Incorporated by reference to Parent's Current Report on Form 8-K dated October 15, 1996, Exhibit 10.2).

 (b)(2)(i)   First Amendment, dated as of January 28, 1997, to the Five Year Revolving Credit Agreement and the
             364-Day Revolving Credit Agreement.

 (b)(2)(ii)  Second Amendment, dated as of September 18, 1997, to the Five Year Revolving Credit Agreement and the
             364-Day Revolving Credit Agreement (Incorporated by reference to Parent's Current Report on Form 10-Q dated November 14, 1997, Exhibit 10.1).

    (b)(3)   Amended and Restated $500 Million Credit Agreement, dated as of November 19, 1997, as amended, by and between Parent and The Chase Manhattan Bank (Incorporated by reference to Parent's Current Report on
             Form 8-K dated November 25, 1997, Exhibit 10.2).

    (c)(1)   Agreement and Plan of Merger, dated as of November 19, 1997, by and among Parent, the Purchaser and the
             Company.

    (c)(2)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Keith E.
             Alessi.

    (c)(3)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Harry W.
             Buckley.

    (c)(4)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and
             Christopher Drake.

    (c)(5)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Harry S.
             Gruner.

    (c)(6)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and JMI
             Equity Fund, L.P.

    (c)(7)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and William
             P. Veillette.

   EXHIBIT
-----------
    (c)(8)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Ann
             Santomas.

    (c)(9)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Leslie
             Ann Wood.

   (c)(10)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Michael
             E. Julian, Jr.

   (c)(11)   Shareholders Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and Martin B.
             Mazer.

   (c)(12)   Confidentiality and Nondisclosure Agreement, dated as of September 22, 1997, by and between Parent and the Company.

   (c)(13)   Stock Option Agreement, dated as of November 19, 1997, by and among Parent, the Purchaser and the
             Company.

   (c)(14)   Employment Agreement, dated as of November 19, 1997, between Jackson Hewitt Inc. and Keith E. Alessi.

   (c)(15)   Employment Agreement, dated as of November 24, 1997, between Jackson Hewitt Inc. and Harry W. Buckley.

       (d)   None.

       (e)   Not applicable.

       (f)   None.